EXHIBIT (b)(6)

                           HARRIS INSIGHT FUNDS TRUST

                                  (THE "TRUST")

                   AMENDMENT DATED MAY 1, 2003 TO THE BY-LAWS

         Article V, Section 2 is is amended to read as follows:

         Section 2. Audit Committee. The Trustees may by the affirmative vote of a majority of the Trustees appoint from their members an Audit Committee composed of two or more Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, as the Trustees may from time to time determine. The Audit Committee's responsibilities and duties shall be governed by an Audit Committee Charter adopted by the Trustees, which may be amended from time to time by the Trustees.

         Article V, Section 3 is amended to read as follows:

         Section 3. Governance Committee. The Trustees may by the affirmative vote of a majority of the Trustees appoint from their members a Governance Committee composed of two or more Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, as the Trustees may from time to time determine. The Governance Committee's responsibilities and duties shall be governed by an Governance Committee Charter adopted by the Trustees, which may be amended from time to time by the Trustees.